Nelson
Mullins

Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law 104 South Main Street / Ninth Floor / Greenville, South Carolina 29601 Tel: 864.250.2300 Fax: 864.250.2349 www.nelsonmullins.com	John M. Jennings (Admitted in IL & SC) Tel: 864.250.2207 Fax: 864.250.2349 John.jennings@nelsonmullins.com

November 14, 2008

VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-3628

  Re:
  SCBT Financial Corporation
  Proxy Statement Pursuant to Schedule 14A

Dear Ladies and Gentlemen:

        On behalf of our client SCBT Financial Corporation (the "Company"), please find attached a Proxy Statement Pursuant to Schedule 14A relating to the proposed amendment and restatement of the Company's Articles of Incorporation. This amendment and restatement would authorize the issuance of up to ten million shares of preferred stock with such preferences, limitations and relative rights, within legal limits, of the class or series of preferred stock as are set by the Board of Directors, and to delete certain obsolete provisions of the Articles of Incorporation. This amendment and restatement is proposed in connection with the Company's potential participation in the U.S. Treasury's Capital Purchase Program.

        Please note that in accordance with Instruction 1 to Item 13 of Schedule 14A, and after reviewing Note A of Schedule 14A and considering the potential issuance of the warrants to purchase common stock pursuant to the Capital Purchase Program, the Company has not included information set forth in paragraph (a) of such Item 13, for the following reasons. Instruction 1 to Item 13 of Schedule 14A provides that any or all of the information required by paragraph (a) of such Item that is not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted. Such Instruction 1 states that the information is not deemed material where the matter to be acted upon is, among other things, "the authorization or issuance of common stock . . . " The Company believes that the issuance of warrants to purchase common stock of the Company pursuant to the Capital Purchase Program constitutes an agreement for the "issuance of common stock." Accordingly, pursuant to Instruction 1 to Item 13 of Schedule 14A, the Company believes that the information set forth in paragraph (a) of Item 13 is not deemed material. In addition, based on an estimated maximum potential investment by the U.S. Treasury of $64.779 million, and a 20 days average trading price for the Company's common stock of $32.07 as of November 12, 2008, the Company estimates that any warrant issuance to the U.S. Treasury under the Capital Purchase Program would provide the right to purchase a maximum of approximately 2.7% of the Company's currently outstanding shares of common stock. The Company does not believe that an issuance of warrants to acquire such a percentage of our shares of our common stock, at an exercise based on a 20-day trailing average before entering into an agreement with the U.S. Treasury, is material to the Company's stockholders or that the information set forth in paragraph (a) of Item 13 would be material to the Company's stockholders voting decision.

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        The Company has included extensive information that it considered to be material for the exercise of prudent judgment in regard to the matters to be acted upon, including information relating to the Capital Purchase Program and the warrants that would be issued thereunder (see, for example, "Certain Effects of Participation in the Capital Purchase Program," which includes, among other things, pro forma capitalization information, and see the discussions contained in "Terms of Treasury's Preferred Stock" and in "Additional Terms of Participation in the Capital Purchase Program"). The Company believes that the preliminary proxy statement filed herewith complies with the requirements of schedule 14A.

        If you have any questions or comments related to this filing, please contact John M. Jennings, of Nelson Mullins Riley & Scarborough, LLP at (864) 250-2207 and fax (864) 250-2349. Please copy Richard C. Mathis, Executive Vice President and Chief Risk Officer of SCBT Financial Corp., at fax (803) 765-1966 or Rick.Mathis@scbtonline.com on any written comments.

Very truly yours,
/s/ John M. Jennings John M. Jennings
cc:
Richard C. Mathis, Executive Vice President and Chief Risk Officer of SCBT Financial Corp.